UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 2, 2013

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith & Nephew First Quarter 2013 Results”, dated May 2, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: May 2, 2013	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Item 1

Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	www.smith-nephew.com
London WC2N 6LA

Smith & Nephew First Quarter 2013 Results

2 May 2013

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the first quarter ended 30 March 2013.

	3 months* to
	30 Mar 2013 $m	Underlying change** %		31 Mar 2012 $m
Revenue[1]	1,075	1		1,079
Trading profit[2]	241	0		252
Operating profit[2]	207			236
Trading profit margin (%)	22.4	(90	)bps	23.3
EPSA (cents)[3],4	18.5			19.3
EPS (cents)[4]	15.8			17.8

Divisional revenue[1]
Advanced Surgical Devices global	760	(2)		839
Advanced Wound Management global	315	12		240

*	Q1 2013 comprised 62 trading days (2012: 64 trading days)
**	Underlying change includes the like-for-like Healthpoint growth and excludes impacts of the Bioventus transaction and currency translation

Highlights

•	Revenue $1,075 million, up 1% on an underlying basis

•	Trading profit was $241 million, with trading profit margin 22.4%, in-line with expectations

•	New capital allocation framework announced, confirming commitment to further investment and acquisitions and a $300 million share buyback programme

•	Advanced Wound Management performed strongly, with Healthpoint Biotherapeutics excelling in its first quarter as a Smith & Nephew business

•	In Advanced Surgical Devices, Trauma again performed strongly and Orthopaedic Reconstruction was slightly weaker than anticipated, with targeted investments underway to improve growth

•

Strong growth in the Emerging and International Markets, with further investment planned to develop the platform and portfolio through acquisitions of an Indian trauma business (announced today) and our Brazilian distributor

Commenting on Q1, Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

“Smith & Nephew has consistently delivered revenue and earnings growth together with strong cash generation in the challenging markets of the last few years. In light of this, and our confidence in the continued execution of our Strategic Priorities, we have undertaken a major review of our capital allocation framework.

“We will continue to invest in our growth products, franchises and geographies and maintain adequate headroom for further significant acquisitions. We have increased the level of dividend and moved to a progressive policy. Further to these commitments, today we are announcing the start of a share buy-back programme to return $300 million of surplus capital to our shareholders.”

News

Analyst presentation and conference call

An analyst presentation and conference call to discuss Smith & Nephew’s first quarter and preliminary results will be held at 8.30am BST/3.30am EST today, 2 May. This will be broadcast live on the company’s website and will be available on demand shortly following the close of the call at http://www.smith-nephew.com/Q113. A podcast will also be available at the same address. If interested parties are unable to connect to the web, a listen-only service is available by calling +44(0)20 7138 0815 (passcode 8142812) in the UK or +1718 354 1152 (passcode 8142812) in the US. Analysts should contact Jennifer Heagney on +44 (0) 20 7960 2255 or by email at jennifer.heagney@smith-nephew.com for conference details.

Notes

1	Unless otherwise specified as ‘reported’ all revenue growths throughout this document are underlying increases/decreases after adjusting for the effects of currency translation, and inclusion of the comparative impact of acquisitions and exclusion of disposals. See note 3 to the interim financial statements for a reconciliation of these measures to results reported under IFRS.

2	A reconciliation from operating profit to trading profit is given in note 4 to the interim financial statements. The underlying growth in trading profit is the growth in trading profit after adjusting for the effects of currency translation, inclusion of the comparative impact of acquisitions and exclusion of disposals.

3	Adjusted earnings per ordinary share (“EPSA”) growth is our reported trend measure and is stated before acquisition related costs, restructuring and rationalisation costs and amortisation of acquisition intangibles and taxation thereon. See note 2 to the interim financial statements.

4	Earnings per share for the three month period ended 31 March 2012 have been restated following the adoption of the revised IAS 19 Employee Benefits standard. Basic and adjusted basic earnings per share were reduced by 0.2¢ as a result of the restatement. See note 1 to the interim financial statements.

5	All numbers given are for the quarter ended 30 March 2013 unless stated otherwise.

6	References to market growth rates are estimates generated by Smith & Nephew based on a variety of sources.

Enquiries

Investors
Phil Cowdy	+44 (0) 20 7401 7646
Smith & Nephew

Media
Charles Reynolds	+44 (0) 20 7401 7646
Smith & Nephew

Andrew Mitchell / Justine McIlroy	+44 (0) 20 7404 5959
Brunswick

First Quarter Results

Our first quarter results built upon our achievements of last year, with the higher growth areas, where we have focused our recent investments, all performing strongly. In particular, Healthpoint Biotherapeutics (“Healthpoint”) excelled in its first quarter as a Smith & Nephew business, we generated double-digit growth in the emerging markets, gained market share in negative pressure wound therapy (“NPWT”) and Trauma continued to improve. Orthopaedic Reconstruction was slightly weaker than we anticipated, and we aim to improve performance during the year as we launch new products.

We delivered revenue of $1,075 million in the quarter, up 1% on an underlying basis. Excluding Healthpoint, underlying revenue was down -1%. The two fewer sales-days year-on-year reduced underlying revenue growth by an estimated -3%.

In the Established Markets (US, Europe, Canada, Japan, Australia and New Zealand) our US performance benefitted from strong growth at Healthpoint. This partially offset further weakness in Europe, with overall Established Markets revenue slightly down at -1%.

We delivered a good quarter in our Emerging and International Markets, growing revenue by 19%, led by excellent growth in China and the Middle East. We are investing further to build our platform and accelerate the development of products for the mid-tier in these markets, today announcing an agreement to acquire an Indian based Trauma business. This follows last month’s agreement to acquire our Brazilian reconstruction, trauma and sports medicine distributor.

Our trading profit was $241 million (2012: $252 million). The resulting Group trading profit margin of 22.4% was in-line with expectations.

The net interest income for the period was $1 million. The tax rate for the quarter, and estimated effective rate for the full year, was 29.8% on profit before restructuring and rationalisation costs, acquisition related costs, and amortisation of acquisition intangibles. Adjusted attributable profit of $167 million is before these items and taxation thereon.

Adjusted earnings per share was 18.5¢ (92.5¢ per American Depositary Share, “ADS”) compared to 19.3¢ last year. Basic earnings per share was 15.8¢ (79.0¢ per ADS) (2012: 17.8¢).

Trading cash flow (defined as cash generated from operations less capital expenditure, but before acquisition related costs and restructuring and rationalisation costs) was $218 million in the quarter, reflecting a trading profit to cash conversion ratio of 90%. Net debt reduced to $137 million from $288 million at the end of Q4 2012.

Capital allocation framework

The Board of Smith & Nephew considers that the efficient use of capital on behalf of shareholders is an important objective and we set out below the new framework within which the Group will operate.

Smith & Nephew has consistently delivered revenue and earnings growth and strong cash generation in the challenging markets of the last few years. During 2011 we announced our new Strategic Priorities, focusing our business on liberating resources to invest in driving greater growth. In order to support this strategy, the Board believes in maintaining an efficient, but prudent, capital structure, while retaining the flexibility to make value enhancing acquisitions. To the extent there is surplus capital it will be returned to shareholders.

Hence, Smith & Nephew will use the following capital allocation framework to prioritise the use of cash and ensure an appropriate capital structure:

•	invest in the business to drive organic growth;

•	maintain debt ratios which we believe would give Smith & Nephew a ‘solid’ investment grade rating;

•	maintain our existing dividend policy. During 2012 we reviewed the level of dividend paid, increasing it by 50%, and moved to a progressive policy;

•	continue pursuing acquisitions in-line with our previously stated strategy and maintain sufficient financial resources to take advantage of such opportunities; and

•	return surplus capital to shareholders, keeping this under review.

The Board believes that this framework will ensure a disciplined use of Smith & Nephew’s strong cash flow and support our Strategic Priorities to generate value for shareholders.

As at 30 March 2013 Smith & Nephew had net debt of $137 million. In line with the above framework, and reflecting our confidence in successful execution of our Strategic Priorities, we are commencing a $300 million share buyback programme.

Acquisitions

Smith & Nephew has today announced an agreement to acquire a leading manufacturer and distributor of mid-tier, orthopaedic trauma products for the Indian market. Adler Mediequip Private Limited, and with it the brands and assets of Sushrut Surgicals Private Limited, will give Smith & Nephew a well-established platform from which to provide and develop portfolios for the mid-tier market in the Emerging and International Markets.

This follows the 2 April 2013 announcement of an agreement to acquire assets related to the distribution business for our sports medicine, orthopaedic reconstruction and trauma products in Brazil, currently conducted through Pró Cirurgia Especializada.

Through these acquisitions we are implementing a number of our Strategic Priorities; to build leadership positions in the emerging markets, to supplement our organic growth through acquisitions, and to bring forward mid-tier portfolios for these countries. The aggregate cost of both acquisitions is estimated to be approximately $70 million.

Advanced Surgical Devices global (“ASD”)

ASD delivered revenue of $760 million in the quarter (2012: $839 million). On an underlying basis this was -2% down, in part due to fewer selling days. Revenue growth in the US was down -2%. In our other Established Markets it fell -7%, as market conditions in Europe weakened from Q4 2012. Our Emerging and International Markets continued to be strong, as we delivered 16% revenue growth. This quarter like-for-like pricing pressure remained unchanged.

Trading profit for the quarter was $184 million (2012: $202 million) and the trading profit margin of 24.3% was up 20bps year-on-year (2012: 24.1%). This was mainly due to the continuing benefits of our structural efficiency programmes, started last year, which enabled us to offset the impact of the US medical device excise tax.

In our Knee Implant franchise revenue growth was down -6%, against a strong comparable and an estimated Q1 2013 market growth rate of -1%. Revenue growth from our global Hip Implant franchise was also -6%, against an estimated market growth rate of -1%. Our core hips, excluding the BIRMINGHAM HIP¯ Resurfacing System (“BHR”), were down -3%.

As disclosed previously, our Orthopaedic Reconstruction franchises face three headwinds this year: our position in the product cycle versus our peers; our significant exposure to a weakening European market with conditions deteriorating in Germany, our largest European market, during the quarter; and continuing metal-on-metal headwinds.

We have been restructuring our Hip and Knee Implant franchises over the last 18 months. We now have a much more efficient and lean platform, and have identified areas for improvement. These include additional marketing spend and increased medical education. We are also accelerating our investment in the JOURNEY II¯ BCS Knee System launch following excellent feedback at the AAOS annual meeting in March.

In Sports Medicine our Sports Medicine Joint Repair franchise performed well, before adjusting for the two fewer sales days in the quarter, delivering 4% revenue growth. The Arthroscopic Enabling Technologies franchise, which consists primarily of our core resection and visualisation products, saw a -7% decline in revenue as hospital budgets remained under pressure.

Our Trauma franchise sustained the positive dynamics of the previous quarter as we continued to build on our investment in this segment. In the US we have added more than 50 new Trauma and Extremities sales reps, and benefitted from a competitor nail recall and a large tender win in the Middle East. We launched a new Modular Rail System for external fixation and deformity correction during the quarter. Revenue growth was 8%, ahead of the estimated market growth rate of 4%.

Advanced Wound Management global (“AWM”)

We delivered strong underlying growth in AWM, with revenue up 12% to $315 million in the quarter, again outperforming the estimated global market growth rate of 2% including bioactives and 0% without. Excluding Healthpoint, AWM’s revenue growth rate was 5%. Conditions across many of our European markets remained challenging.

We delivered a good trading profit of $57 million (2012: $50 million). The trading profit margin of 17.9% is diluted by Healthpoint (2012: 20.8% excluding Healthpoint).

We performed very well in the US, with revenue growth of 28%. We also grew strongly in the Emerging and International Markets, where revenue was up 29%. In the non-US Established Markets revenue growth was up 1% despite the challenges in Europe.

As previously announced we are now reporting AWM in three business units:

•	Advanced Wound Care, including our exudate and infection management products;
•	Advanced Wound Devices, primarily NPWT; and
•	Advanced Wound Bioactives, currently comprising Healthpoint’s products.

In Advanced Wound Care revenue growth was up 1% to $200 million. We continued to roll out our recently introduced ALLEVYN¯ Life range across the Established Markets. In our infection management range, we focused on surgical site infections, publishing research demonstrating the efficacy of our ACTICOAT¯ Silver-Coated Antimicrobial Dressings against some antibiotic resistant organisms carrying the NDM-1 enzyme, often referred to as ‘superbugs’.

In Advanced Wound Devices we had another good quarter, growing revenue by 26% to $48 million. We continue to gain market share in NPWT, with particularly good results in Japan, where we have recruited more sales reps, and are starting to target the Emerging and International Markets where we see many opportunities. We launched ACTICOAT Flex for PICO¯ in the quarter, extending our nanocrystalline silver technology to surgical incisions that would benefit from both NPWT and antimicrobial barrier protection.

In Advanced Wound Bioactives we exceeded our expectations, growing revenue 49% to $67 million. The integration of Healthpoint with Smith & Nephew is on track, with all milestones met. We implemented a price increase for SANTYL¯, which took effect in the quarter and had a material impact on Q1 revenue as customers realised stocking opportunities ahead of the change. We now expect growth for the full year to be ahead of our previous guidance at more than 20%.

Outlook

We see the outlook for the Group as a whole for 2013 as unchanged from the view which we set out with our 2012 Full Year Results in February. We do expect, however, to see some variation in performance at the product franchise level.

In particular, in Advanced Wound Management, Healthpoint is performing more strongly than we previously guided. Conversely, we are seeing slightly lower growth in Orthopaedic Reconstruction, relative to the market, than we had expected.

2013 is a year of transition for Smith & Nephew, when we continue to deliver on our plans to reshape the Group for further growth. Our new capital allocation framework is further evidence of our confidence in implementing this programme and creating greater value for our stakeholders.

About us

Smith & Nephew is a global medical technology business dedicated to helping improve people’s lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma, Smith & Nephew has around 10,500 employees and a presence in more than 90 countries. Annual sales in 2012 were more than $4.1 billion. Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payors and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in integrating acquired businesses, and disruption that may result from changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

¯	Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SMITH & NEPHEW plc 2013 QUARTER ONE RESULTS Unaudited Group Income Statement for the three months to 30 March 2013
	Notes	2013 $m	2012 $m

Revenue	3	1,075	1,079
Cost of goods sold		(269)	(271)

Gross profit		806	808
Selling, general and administrative expenses		(547)	(529)
Research and development expenses		(52)	(43)

Operating profit	4	207	236
Interest receivable		3	1
Interest payable		(2)	(3)
Other finance costs		(2)	(3)
Share of loss from associates		(2)	—

Profit before taxation		204	231
Taxation	8	(61)	(72)

Attributable profit (A)		143	159

Earnings per share (A)	2
Basic		15.8 ¢	17.8 ¢
Diluted		15.7 ¢	17.7 ¢

Unaudited Group Statement of Comprehensive Income for the three months to 30 March 2013
		2013 $m	2012 $m

Attributable profit (A)		143	159
Other comprehensive income:
Items that will not be reclassified to profit or loss
Actuarial (losses)/gains on retirement benefit obligations		(20)	50
Taxation on other comprehensive income		2	(15)

Total items that will not be reclassified to profit or loss		(18)	35

Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(78)	50
Net losses on cash flow hedges		—	(1)

Total items that may be reclassified subsequently to profit or loss		(78)	49

Other comprehensive income for the period, net of tax		(96)	84

Total comprehensive income for the period (A)		47	243

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2013 QUARTER ONE RESULTS (continued)

Unaudited Group Balance Sheet as at 30 March 2013

31 Dec 2012 $m		Notes	30 Mar 2013 $m	31 Mar 2012 $m
	ASSETS
	Non-current assets
793	Property, plant and equipment		763	780
1,186	Goodwill		1,159	1,117
1,064	Intangible assets		1,036	421
2	Other financial assets		2	4
167	Loans to associates		170	—
116	Investment in associates		114	13
6	Retirement benefit assets		—	14
164	Deferred tax assets		155	214

3,498			3,399	2,563
	Current assets
901	Inventories		911	888
1,065	Trade and other receivables		1,030	1,051
178	Cash and cash equivalents	11	125	254

2,144			2,066	2,193

—	Assets held for sale		—	128

5,642	TOTAL ASSETS		5,465	4,884

	EQUITY AND LIABILITIES
	Equity attributable to equity holders of the parent
193	Share capital		193	191
488	Share premium		504	427
(735)	Treasury shares		(731)	(759)
121	Other reserves		43	140
3,817	Retained earnings		3,944	3,454

3,884	Total equity		3,953	3,453

	Non-current liabilities
430	Long-term borrowings	11	209	15
266	Retirement benefit obligations		271	252
8	Other payables		8	8
63	Provisions		60	51
61	Deferred tax liabilities		48	78

828			596	404
	Current liabilities
38	Bank overdrafts and loans	11	54	268
656	Trade and other payables		616	518
59	Provisions		60	41
177	Current tax payable		186	184

930			916	1,011
—	Liabilities directly associated with assets held for sale		—	16

1,758	Total liabilities		1,512	1,431

5,642	TOTAL EQUITY AND LIABILITIES		5,465	4,884

SMITH & NEPHEW plc

2013 QUARTER ONE RESULTS (continued)

Unaudited Condensed Group Cash Flow Statement for the three months to 30 March 2013

	2013 $m	2012 $m
Cash flows from operating activities
Profit before taxation	204	231
Net interest (receivable)/payable	(1)	2
Depreciation, amortisation and impairment	90	80
Share of loss from associates	2	—
Share-based payment expense	9	9
Movement in working capital and provisions	(58)	(110)

Cash generated from operating activities (B)	246	212
Net interest paid	(1)	(2)
Income taxes paid	(53)	(56)

Net cash inflow from operating activities	192	154

Cash flows from investing activities
Capital expenditure	(55)	(58)

Net cash used in investing activities	(55)	(58)

Net cash inflow before financing activities	137	96

Cash flows from financing activities
Proceeds from issue of ordinary share capital	16	14
Proceeds from own shares	1	—
Purchase of own shares	(3)	—
Cash movements in borrowings	(206)	(46)
Settlement of currency swaps	1	1

Net cash used in financing activities	(191)	(31)

Net (decrease)/increase in cash and cash equivalents	(54)	65
Cash and cash equivalents at beginning of period	167	161
Exchange adjustments	(2)	4

Cash and cash equivalents at end of period (C)	111	230

B	Including cash outflows in the three month period to 30 March 2013 of $15 million (2012 – $16 million) relating to restructuring and rationalisation costs and $12 million (2012 – $nil) to acquisition related costs. In the three month period to 31 March 2012 cash outflows included a legal settlement of $22 million.

C	Cash and cash equivalents at the end of the period are net of overdrafts of $14 million (31 March 2012 – $24 million, 31 December 2012 – $11 million).

SMITH & NEPHEW plc

2013 QUARTER ONE RESULTS (continued)

Unaudited Group Statement of Changes in Equity for the three months to 30 March 2013

	Share capital $m	Share premium $m	Treasury shares* $m	Other reserves** $m	Retained earnings $m	Total equity $m

At 1 January 2013 (audited)	193	488	(735)	121	3,817	3,884
Total comprehensive income (A)	—	—	—	(78)	125	47
Purchase of own shares	—	—	(3)	—	—	(3)
Share based payments recognised	—	—	—	—	9	9
Deferred taxation on share based payments	—	—	—	—	(1)	(1)
Cost of shares transferred to beneficiaries	—	—	7	—	(6)	1
Issue of ordinary share capital	—	16	—	—	—	16

At 30 March 2013	193	504	(731)	43	3,944	3,953

	Share capital $m	Share premium $m	Treasury shares* $m	Other reserves** $m	Retained earnings $m	Total equity $m

At 1 January 2012 (audited)	191	413	(766)	91	3,258	3,187
Total comprehensive income (A)	—	—	—	49	194	243
Share based payments recognised	—	—	—	—	9	9
Cost of shares transferred to beneficiaries	—	—	7	—	(7)	—
Issue of ordinary share capital	—	14	—	—	—	14

At 31 March 2012	191	427	(759)	140	3,454	3,453

*	Treasury shares include shares held by the Smith & Nephew Employees’ Share Trust.

**	Other reserves comprise gains and losses on cash flow hedges, foreign exchange differences on translation of foreign operations and the difference arising as a result of translating share capital and share premium at the rate on the date of redenomination instead of the rate at the balance sheet date.

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2013 QUARTER ONE RESULTS (continued)

NOTES

1.	Smith & Nephew plc (the “Company”) is a public limited company incorporated in England and Wales. In these accounts, “Group” means the Company and all its subsidiaries. These condensed consolidated interim financial statements have been prepared in conformity with IAS 34 Interim Financial Reporting. Except as described below, the financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2012. Smith & Nephew prepares its annual accounts on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (“EU”) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

From 1 January 2013, the Group adopted the revised IAS 19 Employee Benefits standard, which was endorsed by the EU in June 2012. The previous method of including the expected income from the plan assets at an estimated asset return is replaced by applying the discount rate used to discount the net retirement benefit obligation. The change in accounting policy has been applied retrospectively but does not impact the net retirement benefit obligation or retained earnings as at the beginning or during the three month period ended 31 March 2012. The income statement and statement of comprehensive income for the three month period ended 31 March 2012 have been adjusted for the change in accounting policy. These adjustments have resulted in an increase of $2 million in other finance costs and an increase of $2 million in actuarial gains on retirement benefit obligations recorded within other comprehensive income. Due to the change in other finance costs, basic and diluted earnings per share for the three month period ended 31 March 2012 decreased by 0.2¢.

The Group has also adopted the amendments to IAS 1 Presentation of Items of Other Comprehensive Income issued in 2011, resulting in a change to the presentation of items within other comprehensive income.

In addition, effective 1 January 2013, the Group has adopted the following amendments and IFRS, none of which had an impact on the Group’s net results, net assets or disclosure. IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities and IFRS 13 Fair Value Measurement, along with consequential amendments to IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures, and amendments to IFRS 7 Financial Instruments: Disclosures on Offsetting Financial Assets and Liabilities.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The directors believe that the Group is well placed to manage its business risk successfully. The directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing the interim financial statements.

The financial information contained in this document does not constitute statutory accounts as defined in section 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion and did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2012.

SMITH & NEPHEW plc

2013 QUARTER ONE RESULTS (continued)

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

EPSA has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 905 million (2012 – 893 million). The diluted weighted average number of ordinary shares in issue is 909 million (2012 – 897 million).

	Notes	2013 $m		2012 $m
Attributable profit		143		159
Adjustments:
Acquisition related costs	6	5		—
Restructuring and rationalisation costs	7	8		6
Amortisation of acquisition intangibles		21		10
Taxation on excluded items	8	(10)		(3)

Adjusted attributable profit		167		172

Adjusted earnings per share		18.5	¢	19.3	¢
Adjusted diluted earnings per share		18.4	¢	19.2	¢

3.	Revenue by segment for the three months to 30 March 2013 was as follows:

	2013 $m	2012 $m	Underlying growth in revenue %
Revenue by business segment
Advanced Surgical Devices	760	839	(2)
Advanced Wound Management	315	240	12

	1,075	1,079	1

Revenue by geographic market
United States	460	445	4
Other Established Markets (D,E)	485	521	(5)
Emerging and International Markets	130	113	19

	1,075	1,079	1

D	Other Established Markets comprises UK, Canada, Europe, Japan, Australia and New Zealand.

E	Includes UK revenue of $67 million (2012 – $70 million).

Underlying revenue growth by business segment is calculated by comparing current year, constant currency actual results (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual results, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue %	Acquisition & disposals effect %	Constant currency exchange effect %	Underlying growth in revenue %
Advanced Surgical Devices	(9)	6	1	(2)
Advanced Wound Management	32	(21)	1	12

	—	—	1	1

SMITH & NEPHEW plc

2013 QUARTER ONE RESULTS (continued)

4.	Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Operating profit reconciles to trading profit as follows:

	Notes	2013 $m	2012 $m

Operating profit		207	236
Acquisition related costs	6	5	—
Restructuring and rationalisation costs	7	8	6
Amortisation of acquisition intangibles		21	10

Trading profit		241	252

Operating and trading profit by business segment for the three months to 30 March 2013 were as follows:

Operating profit by business segment
Advanced Surgical Devices	168	190
Advanced Wound Management	39	46

	207	236

Trading profit by business segment
Advanced Surgical Devices	184	202
Advanced Wound Management	57	50

	241	252

5.	Total assets by business segment as at 30 March 2013 were as follows:

31 Dec 2012 $m		30 Mar 2013 $m	31 Mar 2012 $m

3,518	Advanced Surgi2 al Devices	3,434	3,433
1,776	Advanced Wound Management	1,751	841

5,294	Operating assets by business segment	5,185	4,274
—	Assets held for sale	—	128
348	Unallocated corporate assets (F)	280	482

5,642	Total assets	5,465	4,884

F	Consisting of deferred tax assets, retirement benefit assets, cash and cash equivalents.

6.	Costs of $5 million (2012 – $nil) relating to the acquisition of Healthpoint Biotherapeutics were incurred in the three month period to 30 March 2013. These costs predominately relate to the integration of the Healthpoint business.

7.	Restructuring and rationalisation costs of $8 million (2012 – $6 million) were incurred in the three month period to 30 March 2013. These relate mainly to people costs associated with the structural and process change programme announced in August 2011.

SMITH & NEPHEW plc

2013 QUARTER ONE RESULTS (continued)

8.	Of the $61 million (2012 – $72 million) taxation charge for the three months, $50 million (2012 – $60 million) relates to overseas taxation. Taxation of $71 million (2012 – $75 million) for the three months on the profit before acquisition related costs, restructuring and rationalisation costs and amortisation of acquisition intangibles is at the full year estimated effective rate. In 2013, a taxation benefit of $10 million (2012 – $3 million) arose on acquisition related costs, restructuring and rationalisation costs and amortisation of acquisition intangibles.

In March 2013, the UK Government announced that the UK tax rate for accounting periods starting on or after 1 April 2014 will be reduced to 21% and for accounting periods starting on or after 1 April 2015 will be reduced to 20%. The deferred tax arising from this change results in a credit impacting the effective tax rate for the year ending 31 December 2013.

9.	No dividends were paid during the first quarter of 2013 or 2012. The final dividend for 2012 of 16.20 US cents per ordinary share was proposed by the Board on 6 February 2013 and approved by shareholders on 11 April 2013. This is payable on 8 May 2013 to shareholders whose names appeared on the register at the close of business on 19 April 2013.

10.	Since 30 March 2013 the Group has announced its agreement to acquire the assets related to a Brazilian distribution business for its sport medicine, orthopaedic reconstruction and trauma products and entered into an agreement to acquire 100% of the shares in a business based in India primarily engaged in the manufacture and distribution of trauma products.

Both acquisitions are expected to close later this year subject to the satisfaction of conditions required for closing. The final consideration for each acquisition is subject to change based on the terms and conditions of the agreements and is currently estimated at $70 million in aggregate. As at 30 March 2013 and the date of this announcement the Group does not hold any legal ownership in, or control either of these businesses.

11.	Net debt as at 30 March 2013 comprises:

	30 Mar 2013 $m	31 Mar 2012 $m
Cash and cash equivalents	125	254
Long term borrowings	(209)	(15)
Bank overdrafts and loans due within one year	(54)	(268)
Net currency swap assets (G)	1	1

	(137)	(28)

The movements in the period were as follows:
Opening net debt as at 1 January	(288)	(138)
Cash flow before financing activities	137	96
Proceeds from issue of ordinary share capital	16	14
Proceeds from own shares	1	—
Purchase of own shares	(3)	—

	(137)	(28)

G	Net currency swap assets of $1 million (2012 – assets $1 million) comprise $1 million (2012 – $1 million) of current asset derivatives within trade and other receivables.

SMITH & NEPHEW plc

2013 QUARTER ONE RESULTS (continued)

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been engaged by the Company to review the interim financial statements in the interim financial report for the three months ended 30 March 2013 which comprises the Group Income Statement, Group Statement of Comprehensive Income, Group Balance Sheet, Condensed Group Cash Flow Statement, Group Statement of Changes in Equity and the related notes 1 to 11. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the interim financial statements.

This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The interim financial statements included in this interim financial report have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the interim financial statements in the interim financial report for the three months ended 30 March 2013 based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Review Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements in the interim financial report for the three months ended 30 March 2013 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Ernst & Young LLP
London

1 May 2013